Exhibit 99.1

Bellatrix Exploration Ltd. and Angle Energy Inc. announce securityholder and court approvals for arrangement

CALGARY, Dec. 10, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT:  BXE) and Angle Energy Inc. ("Angle") (TSX:  NGL) are pleased to announce that they have today received securityholder approval for the previously announced plan of arrangement (the "Arrangement") pursuant to which Bellatrix will acquire all the issued and outstanding common shares of Angle (the "Angle Shares") and 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures").  Pursuant to the Arrangement, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equalling $69.7 million and thus subject to prorating. Angle debentureholders will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

The Arrangement required the approval of both the Angle shareholders and debentureholders and, in addition, in accordance with the rules of the Toronto Stock Exchange, the issuance of Bellatrix Shares pursuant to the Arrangement required the approval of the Bellatrix shareholders. Pursuant to the provisions of the Business Corporations Act (Alberta), the Arrangement also required the approval of the Alberta Court of Queen's Bench, which was also received today.

The Arrangement was approved by Angle shareholders and debentureholders holding greater than 99% of the Angle Shares and Angle Debentures, as applicable, who voted on the Arrangement.  The Arrangement is expected to be completed on December 11, 2013.

ADVISORIES:

Forward-Looking Statements: This press release contains forward looking statements.  More particularly, this press release contains statements concerning the expected timing of completing the Arrangement. Certain forward-looking statements are based on certain key expectations and assumptions made by the management of Bellatrix and Angle, including among others, that all remaining conditions for completion of the Arrangement will be satisfied. Although Bellatrix and Angle believe that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix and Angle can give no assurance that they will prove to be correct.  Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties, some of which are beyond the control of Bellatrix and Angle. Risks include risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix and Angle will derive therefrom. Additional information on these and other factors that could affect Bellatrix and Angle are included in reports on file with Canadian securities regulatory authorities and, with respect to Bellatrix, the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com or at Angle's website www.angleenergy.com, as applicable.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix and Angle undertake no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

For Bellatrix Exploration Ltd.:

Raymond G. Smith, P.Eng.,
President and CEO
(403) 750-2420
or
Edward J. Brown, CA
Executive Vice President, Finance and CFO
(403) 750-2655
or
Brent A. Eshleman, P.Eng.,
Executive Vice President
(403) 750-5566
or
Troy Winsor, Investor Relations
1-(800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone:  (403) 266-8670
Fax:  (403) 264-8163
(www.bellatrixexploration.com)

For Angle Energy Inc.:

Heather Christie-Burns
President and Chief Operating Officer
or
Gregg Fischbuch
Chief Executive Officer
or
Ken Hillier
Chief Financial Officer

Angle Energy Inc.
Suite 700, 324 Eighth Avenue SW
Calgary, Alberta T2P 2Z2
Phone: (403) 263-4534
Fax: (403) 263-4179
(www.angleenergy.com)

CO: Bellatrix Exploration Ltd.

CNW 17:00e 10-DEC-13